United States

Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2) *

TPG RE Finance Trust, Inc.

___________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.001 per share

___________________________________________________________________

(Title of Class of Securities)

87266M107

___________________________________________________________________

(CUSIP Number)

December 31, 2022

_____________________________________________________________________________

(Date of the Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[x ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes.)

CUSIP No. 87266M107

1. Name of Reporting Persons.

                 China Investment Corporation_________________________

2. Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

________________________________________________________

3. SEC Use Only

________________________________________________________

4. Citizenship or Place of Organization

                People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0
6. Shared Voting Power 7,087,208
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,087,208

9. Aggregate Amount Beneficially Owned by Each Reporting Person

        7,087,208

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

           (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)

           9.2% 1

12. Type of Reporting Person (See Instructions)

CO

 _______________________

1 Based on 77,406,620 shares of Common Stock outstanding as of October 28, 2022, according to the report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 87266M107

1. Name of Reporting Persons.

                 CIC International Co., Ltd.

      2. Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

________________________________________________________

3. SEC Use Only

________________________________________________________

4. Citizenship or Place of Organization

                People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0
6. Shared Voting Power 7,087,208
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,087,208

9. Aggregate Amount Beneficially Owned by Each Reporting Person

        7,087,208

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

           (See Instructions) [ ]

11. Percent of Class Represented by Amount in Row (9)

           9.2% 2

12. Type of Reporting Person (See Instructions)

CO

 _______________________

2 Based on 77,406,620 shares of Common Stock outstanding as of October 28, 2022, according to the report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 1, 2022.

CUSIP No. 87266M107

1. Name of Reporting Persons

                 Flourish Investment Corporation

2. Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [ ]

________________________________________________________

3. SEC Use Only

________________________________________________________

4. Citizenship or Place of Organization

                 People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person	5. Sole Voting Power 0
6. Shared Voting Power 7,087,208
7. Sole Dispositive Power 0
8. Shared Dispositive Power 7,087,208

9. Aggregate Amount Beneficially Owned by Each Reporting Person

       7,087,208

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

           (See Instructions)                                                          [ ]

________________________________________________________

11. Percent of Class Represented by Amount in Row (9)

           9.2%3

12. Type of Reporting Person (See Instructions)

       CO

_______________________

3 Based on 77,406,620 shares of Common Stock outstanding as of October 28, 2022, according to the report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 1, 2022.

Item 1(a) Name of Issuer

TPG RE Finance Trust, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices

888 Seventh Avenue, 35th Floor

New York, New York 10106

Item 2(a) Name of Persons Filing

China Investment Corporation

CIC International Co., Ltd.

Flourish Investment Corporation

Item 2(b) Address of Principal Business Office or, if none, Residence

The address of China Investment Corporation, CIC International Co., Ltd. and Flourish Investment Corporation is as follows:

New Poly Plaza

No. 1 Chaoyangmen Beidajie

Dongcheng District

Beijing 100010

People’s Republic of China

Item 2(c) Citizenship

China Investment Corporation, CIC International Co., Ltd. and Flourish Investment Corporation are established under the Company Law of the People’s Republic of China.

Item 2(d) Title of Class of Securities

Common Stock, par value $0.001 per share

Item 2(e) CUSIP Number

87266M107

Item 3	If this statement in filed pursuant to §§240.13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4	Ownership

The number of shares of Common Stock beneficially owned by China Investment Corporation, CIC International Co., Ltd. and Flourish Investment Corporation is as follows:

Reporting Person	Amount Beneficially Owned	Percent of Class[4]
China Investment Corporation	7,087,208	9.2%
CIC International Co., Ltd.	7,087,208	9.2%
Flourish Investment Corporation	7,087,208	9.2%

Reporting Person	Voting Power		Dispositive Power
	Sole	Shared	Sole	Shared
China Investment Corporation	0	7,087,208	0	7,087,208
CIC International Co., Ltd.	0	7,087,208	0	7,087,208
Flourish Investment Corporation	0	7,087,208	0	7,087,208

China Investment Corporation is a wholly state-owned company incorporated under the Company Law of the People’s Republic of China. By virtue of China Investment Corporation controlling CIC International Co., Ltd., which controls Flourish Investment Corporation, China Investment Corporation and CIC International Co., Ltd. may be deemed to share beneficial ownership of shares beneficially owned by Flourish Investment Corporation.

Item 5	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

_______________________

4 Based on 77,406,620 shares of Common Stock outstanding as of October 28, 2022, according to the report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 1, 2022.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of January 31, 2023.

CHina Investment Corporation
By: /s/ PENG, Chun
Name: PENG, Chun
Title: Chairman & Chief Executive Officer CIC INTERNATIONAL CO., LTD. By: /s/ PENG, Chun Name: PENG, Chun Title: Chairman & Chief Executive Officer
Flourish INVestment Corporation
By: /s/ GUO, Xiangjun
Name: GUO, Xiangjun
Title: Executive Director & President